Caledonia Mining Fourth Quarter and 2005 Annual Results

and Appoints Chief Financial Officer

Toronto, Ontario – March 31 2006:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its fourth quarter and 2005 annual operating and financial results.  The financial results are reported in Canadian dollars, except where otherwise stated.

Financial Highlights (in thousands of Canadian Dollars except per share amounts)

	Q4 ‘05	Q4 ‘04	2005	2004
Revenue	$453	$469	$2,642	$841
Operating costs	1,724	1,686	7,917	6,451
Gross Profit (loss)	(1,271)	(1,217)	(5,275)	(5,610)
Cost and Expenses	783	3,352	4,405	4,382
Cash	1,076	6,470	1,076	6,470
Net (loss) for the period	(2,205)	(4,569)	(9,680)	(9,979)
Net (loss) per share (basic & fully diluted)	(0.006)	(0.015)	(0.031)	(0.034)

For the year ended December 31, 2005, Caledonia recorded a net loss of $9.68 million or $0.031 per share (2004: net loss of $9.98 million or $0.034 per share), which included an operating loss of $5.3 million (2004: $5.6 million) as extensive surface and underground maintenance work associated with Barbrook’s increasing production levels resulted in significant increased one-time cost. In 2005, general and administrative expenses included a charge of $0.3 million for stock option grant expense (2004: $0.2 million).

During 2005, $6.6 million from private placements and the exercise of warrants was raised. Capital assets and mineral properties received an investment of $5.3 million, mainly in South Africa. Cash available at year end totalled $879,000.

Commenting on the Company’s activities during 2005 Stefan Hayden, President and CEO, said “2005 was another busy year for Caledonia, as we continued to progress the Barbrook mine towards economic gold production and advanced our exploration projects towards development, with particular focus on the Nama cobalt project, the Rooipoort PGE/Ni/Cu Exploration Project and the Eersteling gold properties.

Barbrook increased gold production, up 192% on 2004 to 4,951 ounces but still experienced operational challenges.  However, work continued to focus on optimizing the metallurgical circuits, with a plant expansion to treat 15,000 tonnes per month approved mid-year and commissioned in January 2006.  Underground the work of proving up additional reserves and resources to establish a sustainable and profitable production base and a more flexible mining area will continue into 2006.  Caledonia anticipates returning Barbrook to economic gold production during 2006 following these enhancements, despite the benefits of a strong gold price being partially offset by a strong rand.

In 2006, Caledonia will continue with its endeavours to finalise an acceptable Black Economic Empowerment transaction during the year which will contribute value to the South African assets.

At Nama, although significant progress was made during 2005 with the signing of a Memorandum of Understanding, negotiations have been impeded by unrealistic testwork requirements by this particular end-user.  Discussions were also held with a number of other interested parties regarding a potential cobalt off-take agreement. These discussions will continue during 2006 and the Company hopes to progress to a final agreement and will start development once an acceptable off-take agreement has been concluded, hopefully later this year.

The Rooipoort PGE/Ni/Cu  Exploration Project has made good progress with a drilling program during the year leading to an independent 43-101 compliant resource statement which confirmed an inferred resource of 18 million tonnes, containing an estimated 428,586 ounces of palladium, 274,193 ounces of platinum, 33,313 tonnes of nickel and 20,114 tonnes of copper.  The Qualified Person for this  resource estimate is Dr. Julian Verbeek of RSG Global.  Further exploration will continue in 2006 to follow up on additional targets.  The rights to adjacent properties have been acquired from Falconbridge (see news release March 13, 2006).  This acquisition virtually doubles our exploration area and greatly enhances the potential viability of the Rooiport Exploration Project.

At Eersteling, near surface gold potential of 8km of strike along the Doreen, Pienaar and Girlie structures was highlighted by an aeromagnetic survey.  During 2006, drilling is planned on identified extensions to the known ore zones on the Eersteling and Zandrivier Mining Licence areas.

On the corporate side, the listing on AIM in June 2005 has offered Caledonia greater market exposure to the London and European based institutional investors, providing analyst research, and further broadening of the shareholder base, ultimately benefiting all shareholders.

During the forthcoming year, we will continue to focus on our primary operating asset, Barbrook and seeking to return it to economic gold production, whilst maintaining the momentum on our key exploration assets, Nama, Rooipoort and Eersteling, with a view to ultimately developing them and thus delivering shareholder value.”

The Annual Information Form for 2005 is now available on SEDAR and on the Caledonia website at www.caledoniamining.com

Mr. Mike Tombs will leave the employ of the company on March 31st at the end of his contract.  He will be replaced as Chief Financial Officer by Mr. Steve Curtis.  Mr Curtis has extensive experience as Financial Director in the South African manufacturing industry. He is a member of the South African Institute of Chartered Accountants.

For further information please contact:

Caledonia Mining Stefan Hayden, President and CEO Tel: +27 11 447 2499	BuckBias Alex Buck / Nick Bias Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations, along with its latest financials may be found at www.caledoniamining.com.

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.